

August 22, 2013

Via E-mail
Kieran M. O'Sullivan
President and Chief Executive Officer
(Principal Executive Officer)
CTS Corporation
905 West Boulevard North
Elkhart, IN 46514

> **Re:** **CTS Corporation**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed February 25, 2013**
> **File No. 001-04639**

Dear Mr. O'Sullivan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Part III (incorporated by reference to the definitive proxy statement filed on April 17, 2013)

General

1. Please confirm that during fiscal 2012 the company did not engage in any transactions with related persons required to be disclosed under Item 404(a) of Regulation S-K. Also, we note the disclosure on page 12 that you do not have a written policy specific to transactions with related persons, although you do have written policies and procedures related to conflicts of interest involving your directors. Please describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Refer to Item 404(b) of Regulation S-K.

Kieran M. O'Sullivan
CTS Corporation
August 22, 2013
Page 2

PART II (incorporated by reference to the 2012 Annual Report to Shareholders)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 10

2.   We note from your disclosure on page 43 that the company has indefinitely reinvested $199 million of the undistributed earnings from certain foreign subsidiaries. Tell us what consideration you gave to disclosing the amount of cash and investments that are currently held outside of the U.S. in jurisdictions subject to permanent reinvestment and the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note A – Summary of Significant Accounting Policies

Revenue Recognition, page 23

3.   Please tell us whether you have bill and hold sale arrangements. In this regard, we note your disclosure that revenue is recognized when title transfers and the risk and rewards of ownership have been transferred to the customer. If you have such arrangements, tell us how your accounting for such arrangements complies with ASC 605-10-S99, A3a. Further, you state that generally revenue is recognized at time of shipment. Describe the instances for when revenue is not recognized upon shipment.

4.   Tell us how you are accounting for warranties or indemnifications to your customers. In addition, tell us what consideration you gave to the disclosures outlined in ASC 460-10-50-8.

NOTE C — Fair Value Measurements, page 29

5.   We note your disclosure indicates that the purchase price allocation for each of your acquisitions was based on a third-party valuation report. Please describe what consideration you gave to Question 141.02 of the Compliance and Disclosure Interpretations: Securities Action Sections as issued by the Division of Corporation Finance.

NOTE M — Contingencies, page 46

6.   We note you indicate in your risk factor that the Company's results of operations, cash flow, and financial position could be adversely affected by unknown costs, penalties, and fines arising from the litigation against Toyota pertaining to the pedal recall. We also note the footnote does not disclose whether a material loss or a material loss in excess of a recorded accrual is probable, reasonably possible, or remote and whether such amount or range is estimable. We refer you to ASC 450-20-50 pertaining to loss contingencies. Please disclose whether the estimates associated with your loss contingencies are gross or net of any third-party recoveries. To the extent that there are uncertainties or limitations associated with these recoveries (e.g., recovery is under litigation or third-party is experiencing financial difficulty), please also disclose:

- The nature of these uncertainties or limitations;
- Estimates associated with your loss contingencies independent of any uncertain or limited third-party recoveries; and
- When you accrue for these recoveries.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

                                   Sincerely,

                                   /s/ Stephen Krikorian

                                   Stephen Krikorian
                                   Accounting Branch Chief